SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SCHEDULE 13D


(Under the Securities Exchange Act of 1934)
(AMENDMENT #1)


R&G FINANCIAL CORPORATION
(Name of Issuer)


COMMON STOCK
(Title of Class of Securities)

74913610
(Cusip Number)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the
following box [	].

Check the following box if a fee is being paid with this statement [( )]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


[Continued on the following page(s)]

Page 1 of 5 Pages



Page 2 or 4 Pages								Cusip # 74913610
- ---------------------------------------------------------------------------
1.	Name of Reporting Person:
(Social Security or IRS Identification no. of above person):

	Bay Pond Partners, L.P.
	04-3217743
- ---------------------------------------------------------------------------
2.	Check the appropriate box if a member of a group
(a)(   )
		(b)(   )
- ---------------------------------------------------------------------------
3.	SEC use only

- ---------------------------------------------------------------------------
4. Source of Funds:

	WC
- ---------------------------------------------------------------------------
5. Check box if disclosure of legal proceedings is required pursuant to
items 2(d) or 2(e):									(   )
- ---------------------------------------------------------------------------
6.	Citizenship or place of organization

	Delaware
- ---------------------------------------------------------------------------
							7.	Sole Voting Power
								0
	Number of				---------------------------------------------
		shares				8.	Shared Voting Power
	beneficially
	owned by					183,600
	each					---------------------------------------------
		Reporting				9.	Sole Dispositive Power
	person
	with						0
							---------------------------------------------
10.	Shared Dispositive Power
								183,600
- ---------------------------------------------------------------------------
11.	Aggregate amount beneficially owned by each reporting person
		183,600
- ---------------------------------------------------------------------------
12.	Check if the aggregate amount in row (11) excludes certain shares*

- ---------------------------------------------------------------------------
13.	Percent of class represented by amount in row (11):
		7.60%
- ---------------------------------------------------------------------------
14.	Type of Reporting person
		PN


Page 3 of 5 Pages	Cusip #:  74913610

ITEM 1.		SECURITY AND ISSUER

		The common stock ("Common Stock") to which this Schedule relates to is the Common Stock of R&G FINANCIAL CORPORATION , a PUERTO RICO
corporation (the "Issuer"), whose principal executive office is located at 280 JESUS T. PINERO AVE, HATO REY, SAN JUAN PUERTO RICO  00918.

ITEM 2.		IDENTITY AND BACKGROUND.

		This Schedule is filed on behalf of Bay Pond Partners, L.P. ("Bay Pond"), a Delaware limited partnership, Wellington Hedge Management Limited Partnership ("WHMLP"), a Massachusetts limited partnership which is the sole general partner of Bay Pond, and Wellington Hedge Management, Inc.
("WHM"), which is the sole general partner of WHMLP. WHM is a Massachusetts corporation of which Robert W. Doran, John R. Ryan, and
Duncan M. McFarland serve as directors and are the sole stockholders, and Messrs. Doran and McFarland serve as executive officers, serving as Chairman and Vice Chairman, respectively. The business address for Bay
Pond, WHMLP, WHM and Messrs. Doran, McFarland and Ryan is located at 75
State Street, Boston, Massachusetts 02109.

		Wellington Management Company is a Massachusetts general partnership and is registered as an investment adviser under the Investment Advisers
Act of 1940.  The business address is 75 State Street, Boston, MA 02109.

		None of the persons or entities named above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor during the last five years been a party to a civil proceeding and as a result was or is subject to a judgment decree, or final order of the type described in the instructions to Item 2
(e) of Schedule 13D.  Messrs. Doran, Ryan and McFarland are United States
citizens.

ITEM 3.		SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

		Bay Pond is the beneficial owner of 183,600 shares of Common Stock of the Issuer, for which it paid an aggregate of approximately $3,079,863.
The source of the consideration used for the purchase of such stock was obtained from the working capital of Bay Pond, which in the normal course of its business was comprised of equity contributed by partners and earnings from their operations.

ITEM 4.		PURPOSE OF TRANSACTION.

		The acquisitions of shares of Common Stock described herein were made for investment purposes.

ITEM 5		INTEREST IN SECURITIES OF THE ISSUER.

		AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES: Bay Pond owns beneficially 183,600 shares of Common Stock of the Issuer (7.60% of 2,415,000 shares of such Common Stock outstanding). No other person identified in Item 2 beneficially owns any securities of the Issuer.

		POWER TO VOTE AND DISPOSE: Bay Pond shares voting power of and dispositive power over the 183,600 shares of Common Stock of the Issuer with Wellington Management Company, its investment adviser.


Page 4 of 5 Pages	Cusip #: 	74913610

ITEM 5. CONT'D.

		Wellington Management Company is a Massachusetts general partnership and is registered as an investment adviser under the Investment Advisers
Act of 1940.  The business address is 75 State Street, Boston, MA 02109.

		Wellington Management Company has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor during the last five years been a party to a civil proceeding and as a result was or is subject to a judgment decree, or final order of the type described in the instructions to Item 2 (e) of
Schedule 13D.

		TRANSACTIONS WITHIN PAST 60 DAYS:	In the past 60 days, Bay Pond
engaged in the following shares of the Issuer's Common Stock:
PURCHASES

			DATE			NO. OF SHARES		PRICE PER SHARE	EXCHANGE
			8/22/96			26,700			14.5000		OTC
			8/22/96			26,000			16.9678		OTC
			8/22/96			16,300			17.1500		OTC
			8/22/96			3,300			16.6250		OTC
			8/22/96			52,000			17.0352		OTC
			8/23/96			6,500			17.3750		OTC
			8/23/96			17,200			17.3750		OTC
			9/9/96			35,600			17.3750		OTC
SALES

			DATE			NO. OF SHARES		PRICE PER SHARE	EXCHANGE


			CERTAIN RIGHTS OF OTHER PERSONS:	None

			DATE CEASED TO BE 5% OWNER:	(Not Applicable)

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
			RESPECT TO SECURITIES OF THEISSUER.

			None

ITEM 7.	MATERIALS TO BE FILED.

			None


Page 5 of 5 Pages	Cusip #: 	74913610

SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BAY POND PARTNERS, L.P.
By its general partner,

WELLINGTON HEDGE MANAGEMENT LIMITED PARTNERSHIP
By its general partner,

WELLINGTON HEDGE MANAGEMENT, INC.



By:			----//SARA LOU SHERMAN//-----------
	Sara Lou Sherman, Assistant Vice President